April 28, 2006

By U. S. Mail and EDGAR filing

Ms. Joyce Sweeney

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N. W., Mail Stop 4561

Washington D. C. 20549

Re:	AMCORE Financial, Inc.

Form 10-K for the fiscal year ended December 31, 2005

File No. 0-13393

Dear Ms. Sweeney:

AMCORE Financial, Inc. (the “Company”) has received and reviewed the comments from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter dated April 14, 2006, regarding the Commission’s limited review of the above-referenced Company filing (the “Comment Letter”). The Company hereby submits its responses to the Staff’s comments contained in the Comment Letter, as set forth below. For the convenience of the Staff, each of the Staff’s comments has been reproduced below and is set forth in bold immediately prior to the Company’s response.

10-K for the Fiscal Year Ended December 31, 2005

Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 53

Derivative Financial Instruments and Hedging Activities, page 57

1.	For each type of hedging relationship entered into during the period presented, please tell us how you determined that they met the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133. Specifically address the following for each type of hedging relationship:

•	the nature and terms of the hedged item or transaction;

•	the nature and terms of the derivative instruments;

•	the specific documented risk being hedged;

•	the type of SFAS 133 hedge (fair value, cash flow, etc.); and

•	the quantitative measures you use to assess effectiveness for each hedge both at inception and on an ongoing basis.

During the periods presented, the Company did not enter into any cash flow hedges. The Company entered into six different types of fair value hedges during the period from 2003 to 2005. These hedges were formally documented at inception and are monitored at least quarterly for continued qualification for hedge accounting including assessment of hedge effectiveness and measurement of ineffectiveness, as appropriate. Attached, as Exhibit 1, is a summary of the six different types of fair value hedges that the Company entered into during the periods presented in the above referenced Form 10-K. The exhibit specifically addresses the items requested in the Comment Letter.

As noted, the exhibit summarizes six different types of hedges that the Company entered into. Below is a brief description of each of the six types of hedging relationships:

•	Certificates of Deposit – These are fair value hedges of discrete portfolios of fixed-rate certificates of deposit. At December 31, 2005, the notional amount and fair value of the SWAPs totaled $38,021,896 and ($88,279), respectively (see also “Other” following our response to Comment 2, below).

•	Certificates of Deposit Reduced – These are the same as noted above, except that certificate of deposit balances in the portfolio have been reduced due to redemptions on account of the death of one or more holders. While originally designated as qualifying for short-cut accounting, upon each death redemption the Company de-designates the hedging relationship and simultaneously re-designates a new hedging relationship under the “long-haul” method. Ineffectiveness is no longer assumed to be zero (since the notional amount no longer matches the principal amount and at the time of re-designation the SWAP does not have a fair value of zero) and effectiveness is assessed and ineffectiveness is measured using the dollar-offset of the change in fair value of the hedged item attributable to the hedged risk compared to the total change in fair value of the SWAP. At December 31, 2005, the notional amount and fair value of the SWAPs totaled $59,625,310 and ($1,155,675), respectively.

•	FHLB Advances – These are hedges of fixed-rate debt incurred by the Company with the Federal Home Loan Bank of Chicago (the “FHLB”). At December 31, 2005, the notional amount and fair value of the SWAPs totaled $74,000,000 and ($2,673,391), respectively.

•	Fixed Rate Loans – These are hedges of individual loans to commercial loan customers. At December 31, 2005, the notional amount and fair value of the SWAPs totaled $23,876,877 and $541,646, respectively.

•	Fixed Rate Forward Loan Commitments – These are hedges of individual firm commitments and the resulting loans extended to commercial loan customers of the Company, one continuous hedge relationship, in which the loan customer locked in a fixed rate in advance of the loan closing. At December 31, 2005, the notional amount and fair value of the SWAPs totaled $13,373,230 and $176,967, respectively.

•	Mortgage Loans HFS – These are mortgages that have been originated by the Company for sale into the secondary market (see also “Other” following our response to Comment 2, below).

2.	Please tell us if you use the short-cut method or “matched terms” approach of assuming no hedge ineffectiveness for any of your SFAS 133 hedges. If so, tell us how you determined that the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

As noted on Exhibit 1, attached hereto, the Company uses both the short-cut method and the “matched-terms” approach, depending on the type of fair value hedge. Following is a description of how the Company determines that it meets the relevant short cut or “matched-term” requirements of SFAS 133.

•	Certificates of Deposit (paragraph 68) – As allowed by DIG E-10), each portfolio of certificates of deposit are generated with the express intent that they qualify for short-cut accounting and a SWAP instrument is designed with that intent in mind. At inception, the terms of the certificate of deposit portfolio is compared to the terms of the SWAP confirmation to ensure that each of sub-paragraphs a. through h. of SFAS 133 paragraph 68 are met. Specifically, the Company confirms that:

a. the notional amount of the SWAP matches the principal amount of the portfolio certificates of deposit;

b. the SWAP has a fair value of zero at inception (see also “Other” following our response, below);

c. the fixed leg of the SWAP does not change and the variable leg remains LIBOR-based with the same or no adjustment throughout the life of the relationship;

d. the certificate of deposit is not pre-payable (other than due to death of the holder or similar uncontrollable event, as permitted by DIG E-6), the terms of the call option in the certificates of deposit have a mirror put option in the related SWAPs, and the Company is the writer on the option on the certificates of deposits and the purchaser of the option on the SWAPs;

dd. the index on the variable leg matches the designated benchmark (LIBOR);

e. the terms are typical and do not otherwise invalidate the assumption of no ineffectiveness;

f. expiration dates match the maturity dates;

g. there are no floors or ceilings on the variable interest rate; and

h. repricing of the variable leg of the SWAP is six-months or less.

•	Fixed Rate Loans (paragraph 68) – Terms of loans have been standardized and the Company has a pre-closing checklist that includes the requirements of SFAS 133, which, the Company confirms as being satisfied prior to loan closing and entering into the SWAP. Specifically, the Company confirms that:

a. the notional amount of the SWAP matches the principal amount of the loan;

b. the SWAP has a fair value of zero at inception;

c. the fixed leg of the SWAP does not change and the variable leg remains LIBOR-based with the same or no adjustment throughout the life of the relationship;

d. the loan is not pre-payable (other than a “make-whole” provision as provided in accordance with DIG E-6) and there are no call options;

dd. the index on the variable leg matches the designated benchmark (LIBOR);

e. the terms are typical and do not otherwise invalidate the assumption of no ineffectiveness;

f. expiration dates match the maturity dates;

g. there are no floors or ceilings on the variable interest rate; and

h. repricing of the variable leg of the SWAP is six-months or less.

•	Fixed Rate Forward Loan Commitments (paragraph 65) – Terms of commitments and loans have been standardized and the Company has a pre-commitment checklist with 21 critical terms listed (including critical non-standard terms) that the Company confirms as being satisfied prior to extending the commitment and entering into the forward starting SWAP. The relevant terms are re-confirmed via the checklist at the point in time the actual loan closes.

•	Mortgage Loans HFS (paragraph 65) – Through forward sales commitments, the Company commits to sell either individual loans or pools of loans to secondary market participants and had previously accounted for as a hedging relationship using the “matched terms” approach (see also “Other” following our response, below).

Other

The Company has determined that the following “hedging relationships” do not qualify for hedge accounting under SFAS 133:

•	Mortgage Loans HFS - During the course of preparing this letter and reviewing its hedging activities, the Company concluded that its application of the “matched terms” approach was not appropriate and therefore hedge accounting was not appropriate. The designated hedges have historically been short in term (generally less than 90 days). The Company has assessed the impact on each prior reporting period, both quarterly and annual, of not applying hedge accounting including the entry to correct the error as of both March 31, 2006 and December 31, 2005. The Company has drawn the conclusion that the correction is not material to the financial statements in any previously filed Form 10-K or Form 10-Q and at March 31, 2006. The pre-tax quantitative impact of correcting this error was ($7,412) at March 31, 2006 and ($172,302) at December 31, 2005. The Company will reverse the impact in the amount of ($7,412) during the quarter ended June 30, 2006.

•	Certificates of Deposit – During the fourth quarter of 2005 the Company reviewed all existing certificate of deposit SWAPs. The Company entered into three discrete certificate of deposit portfolio interest rate SWAPs that it originally believed qualified for short-cut hedge accounting. The combined notional amount for these three SWAPs was $31,000,000. The Company followed hedge accounting for these SWAPs since their inception. The Company determined that certificate of deposit placement fees that had been paid to the certificate of deposit broker by the SWAP counter-party were embedded in the variable leg of the SWAPs and, as a result, the SWAPs did not have a fair value of zero at inception for these three pools. As a result, these relationships did not qualify for short-cut accounting. The Company assessed the impact on each prior reporting period, both quarterly and annual, of not applying hedge accounting. The Company determined that the impact was immaterial to each respective period. Accordingly, the Company recorded the effect of reversing the impact of hedge accounting for these SWAPs, in the amount of ($307,722), in the fourth quarter of 2005. The $31,000,000 notional amount of these SWAPs are not included on Exhibit 1.

In addition to the individual assessments of the impact of the above two changes, the Company has also assessed the aggregate impact and concluded it to be immaterial with respect to each referenced period. The Company discussed its conclusions reached with KPMG LLP, its independent registered public accounting firm, and KPMG concurred with the conclusions reached.

Acknowledgement

In connection with the Company’s response to the Staff’s comments, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If we can be of any further assistance, please do not hesitate to let us know. I can be reached at (815) 961-2721. My fax number is (815) 961-7728.

Sincerely,

/s/ Donald H. Wilson

Donald H. Wilson

Executive Vice President

and Chief Financial Officer

Attachments

Exhibit 1

AMCORE Financial, Inc.

Derivative Financial Instruments and Hedging Activities

Calendar Years 2005, 2004 and 2003

	Type of Hedging Relationship
Criteria	Certificates of Deposit	Certificates of Deposit Reduced	FHLB Advances	Fixed Rate Loans	Fixed Rate Forward Loan Commitments	Mortgage Loans HFS
Nature and Terms of the Hedged Item	Discrete portfolio of CD’s (some of which are callable) with common maturity date paying a fixed interest rate.	Discrete porfolio of CD’s (some of which are callable) with common maturity date paying a fixed interest rate.	Fixed rate callable FHLB advances.	Individual fixed-rate loans.	Unrecognized firm commitments resulting in individual fixed-rate loans.	Individual loans and pools of homogenous loans (fixed-rate, ARMs and balloons) one-to-four family mortage loans held- for-sale.

Nature and Terms of the Derivative Instruments	Interest rate swaps (some of which are callable) receiving fixed rate and paying LIBOR + or - a spread.	Interest rate swaps (some of which are callable) receiving fixed rate and paying LIBOR + or - a spread.	Puttable interest rate swaps receiving fixed rate and paying LIBOR + or - a spread.	Interest rate swaps paying a fixed rate and receiving LIBOR + or - a spread.	Interest rate swaps paying a fixed rate and receiving LIBOR + or - a spread once loan closes.	Mandatory and best best- efforts forward sales commitments to secondary market investors.

Documented Risk Being Hedged	Interest rate risk.	Interest rate risk.	Changes in overall fair value.	Interest rate risk.	Interest rate risk.	Interest rate risk.

Type of SFAS 133 Hedge	Fair value.	Fair value.	Fair value.	Fair value.	Fair value.	Fair value.

Assess Hedge Effectivenesss	Short-cut.	Dollar-offset.	Dollar-offset.	Short-cut.	Matched terms.	Matched terms.

At December 31, 2005:
Outstanding Notional	$38,021,896	$59,625,310	$74,000,000	$23,876,877	$13,373,230	$38,710,552

Outstanding Principal	$38,021,896	$59,093,310	$74,000,000	$23,876,877	$13,373,230	$19,387,193

Fair Value Of Derivative	$(88,279)	$(1,155,675)	$(2,673,391)	$541,646	$176,967	$(332,205)
Basis Adjustment to Hedged Item	$88,279	$1,145,242	$2,756,074	$(541,646)	$(176,967)	$172,302

Effectiveness	100.00%	100.91%	97.00%	100.00%	100.00%	See Note.

Note: All forward sales commitments are marked-to market. Only mortgages HFS that have been paired-off (matched) with a forward sales commitment are marked-to-market (equal and opposite the mark on the forward sales commitment).